Exhibit (e)(3)

CONFIDENTIAL

July 15, 2016

Steve Gomo

Chair, Transactions Committee of the Board of Directors of NetSuite Inc.

c/o Qatalyst Partners LP

One Maritime Plaza, 24th Floor

San Francisco, CA 94111

Attn: George Boutros, Chief Executive Officer

Dear Mr. Gomo:

Reference is made to the Proposal Letter, dated as of the date hereof, from the Special Committee of the Board of Directors (the “Special Committee”) of Oracle Corporation (“Oracle”) to NetSuite Inc. (the “Company”) relating to a proposed transaction (the “Proposed Transaction”) involving the Company and Oracle.  In order to induce Oracle to enter into negotiations with the Company regarding the Proposed Transaction (and in recognition of the time and effort that Oracle may invest and the expenses that Oracle may incur in pursuing these negotiations and in investigating the Company’s business), each of the Company and Oracle, intending to be legally bound, agrees as set forth below in this letter (this “Transaction Letter”):

1.                        Due Diligence and Definitive Documentation.  The Proposed Transaction is subject to Oracle’s completion of its due diligence investigation and the execution of definitive agreements, including voting agreements from each of the major shareholders of the Company, and it is understood that Oracle will seek voting agreements from each of the directors and officers of the Company (collectively, the “Definitive Agreements”), the initial drafts of which will be prepared by counsel for Oracle, setting forth the terms and conditions of the Proposed Transaction.

2.                        Public Disclosure; Confidentiality.  Without the prior written consent of the other party, neither Oracle nor the Company will publicly disclose (or permit the disclosure by such party’s Representatives (as defined below) of) (a) the existence or terms of this Transaction Letter or the Proposal Letter; (b) the existence of any discussions or negotiations between the Company and Oracle; or (c) the existence or terms of any proposal regarding a Proposed Transaction, except that, in each case, such prior written consent shall not be required if such disclosure is necessary in order to comply with applicable law, regulation or stock exchange requirements.  The terms of the Confidential Disclosure Agreement dated as of May 5, 2016, between the Company and Oracle, as may be amended, will continue to apply to all information referred to therein and all information included in this Transaction Letter.

3.                        Exclusivity.  The Company has terminated, or contemporaneously with the execution hereof will terminate, and will cause its officers, directors, employees, agents and representatives (collectively, “Representatives”) to terminate, any existing discussions or negotiations with a third party relating to a Third Party Acquisition (as defined below).  Until the Termination Date (as defined below), the Company will not, and will not permit its Representatives  to, directly or indirectly, (i) solicit, initiate, encourage, conduct or engage in any discussions or negotiations, or enter into any agreement or understanding, with any other person or entity regarding a Third Party Acquisition or (ii) disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any other person or entity in connection with it proposing a Third Party Acquisition.  If the Company or any of its directors, executive officers or financial or legal advisors becomes aware of any (x) inquiry, request, proposal or offer by another person or entity concerning a Third Party Acquisition or (y) breach of the obligations set forth in this paragraph 3, then the Company shall promptly, and in any event within 24 hours, notify Oracle of any such inquiry, request, breach, proposal or offer, indicate the identity of the offeror and the material terms and conditions of any such proposal or offer or the nature of any such inquiry, request or breach, and thereafter keep Oracle informed, on a reasonably current basis, of the status and material terms of any such inquiry, request, breach, proposal or offer.  The Company shall not release any third party from, or waive any provision of, any confidentiality agreement relating to a Third Party Acquisition or standstill agreement to which the Company is a party.  For purposes of this Transaction Letter, “Third Party Acquisition” means any offer or proposal, by or on behalf, of any person other than Oracle for a transaction in any form, including any share or asset sale or purchase, tender or exchange offer, or merger, consolidation, reorganization, spin-off or liquidation, that would result in the ownership by such person or its shareholders, directly or indirectly, of 15% or more of the consolidated assets or voting securities of the Company or of any of its subsidiaries whose assets, in the aggregate, constitute 15% or more of the consolidated assets of the Company.

4.                        Termination.  This Transaction Letter shall expire at 5:00 p.m., Pacific Daylight Time, on the earlier of (i) July 28, 2016; and (ii) the date, if any, that the Special Committee of Oracle, or its financial or legal advisors, communicates to the Company that it is no longer willing to pursue a Proposed Transaction at a price of at least $109.00 per share (the “Termination Date”), unless such date shall have been extended by mutual written agreement of the parties hereto.  From the date of acceptance of this Transaction Letter by the Company through the Termination Date, the Company shall not enter into any agreement with respect to the acquisition of any business, whether by purchase of stock or assets, or by merger, consolidation or otherwise, other than an acquisition of a professional services firm that the Company is currently in discussions with for a purchase price not in excess of $30 million, without Oracle’s prior written consent.

5.                        Fees, Costs and Expenses.  Each party hereto shall bear its respective costs and expenses related to the Proposed Transaction, including, without limitation, the fees and expenses of its respective counsel, accountants and financial advisors.  Each party acknowledges that entering into discussions regarding the Proposed Transaction will require the investment of time and resources by both parties, including the engagement of outside advisors or the incurring of other added expense.  Accordingly, each party agrees that it will bear its own expenses and the expenses of its Representatives and will not seek any recourse against the other party for any expenses, fees or other losses if the Proposed Transaction does not occur; provided, however, Oracle shall be entitled to seek any and all remedies available against the Company including any expenses, fees or other losses if the Company breaches paragraph 3 above.

6.                        Governing Law.  This Transaction Letter and the matters set forth herein will be governed by and construed in accordance with the laws of Delaware without regard to the conflict of law rules thereof.  Each of the parties hereto hereby submits to the exclusive jurisdiction of any federal court located in the State of Delaware or any Delaware state court (and of the appropriate appellate courts therefrom), and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such proceedings in such a court and any claim that any such proceedings brought in such a court have been brought in an inconvenient forum.

7.                        Counterparts.  This Transaction Letter may be signed in any number of counterparts (including by fax and .pdf), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Transaction Letter shall become effective when each party hereto shall have received a counterpart hereof signed by the other party.  Until and unless each party hereto has received a counterpart hereof signed by the other party, this Transaction Letter shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

8.                        Effect.  If the foregoing accurately summarizes our understanding with respect to the Proposed Transaction, please date and execute the duplicate original of this Transaction Letter that is enclosed and return the same to the undersigned.  This Transaction Letter sets forth the parties’ intentions with respect to a Proposed Transaction, but, except for paragraphs 2 through 8, which shall be binding obligations, shall not give rise to any binding obligations.  No such obligations (except for paragraphs 2 through 8, which shall immediately be binding upon your acceptance of this Transaction Letter) shall arise unless and until the Definitive Agreements have been executed and delivered by the parties hereto.

*        *        *

Very truly yours,
SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF ORACLE CORPORATION, ON BEHALF OF ORACLE CORPORATION

			By:	/s/ Renee J. James
				Name:	Renee J. James
				Title:	Chair, Special Committee

Accepted: July 15, 2016

TRANSACTIONS COMMITTEE OF THE BOARD OF DIRECTORS OF NETSUITE INC., ON BEHALF OF NETSUITE INC.

By:	/s/ Steve Gomo
	Name:	Steve Gomo
	Title:	Chair, Transactions Committee